Exhibit 99.1

POMDOCTOR LIMITED Advances Healthcare Data Asset Strategy to Strengthen AI-Powered Chronic Disease Management Capabilities

GUANGZHOU, China, July 15, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today highlighted its ongoing efforts to strengthen its healthcare data ecosystem, by leveraging real-world data (“RWD”), artificial intelligence (“AI”), wearable technologies, remote patient monitoring (“RPM”) capabilities and physician resources to enable more personalized, predictive and continuous healthcare management.

As digital transformation accelerates across healthcare systems worldwide, RWD is emerging as a critical foundation for AI-enabled healthcare innovation. Unlike traditional clinical datasets, RWD—generated through daily healthcare interactions, connected devices, patient monitoring and healthcare services—provides broader and richer insights into patient behaviors, disease progression and long-term health management needs. Market projections underscore the growing significance of RWD.

According to Precedence Research, the global RWD market is projected to grow from approximately US$2.15 billion in 2026 to approximately US$7.11 billion by 2035, representing a compound annual growth rate (“CAGR”) of 14.23% from 2026 to 2035. The report attributes this growth in part to the increasing adoption of RWD in clinical research and personalized healthcare solutions, alongside the expansion of telehealth services, increased reliance on remote patient data collection, and advancements in wearable and Internet of Things-enabled health devices.

Similarly, Coherent Market Insights estimates that the global RWD market will grow from approximately US$2.73 billion in 2026 to approximately US$7.08 billion by 2033, at a CAGR of 14.6% during the forecast period. Key drivers cited include the increasing adoption of electronic health records, growing demand for evidence-based medicine, regulatory support and continued advances in AI and data analytics. It also notes that demand for personalized medicine and chronic disease management is accelerating the adoption of RWD across healthcare systems.

Building a Healthcare Data Ecosystem to Power AI Capabilities

In response to these industry trends, Pomdoctor continues to develop a comprehensive healthcare data ecosystem designed to support AI-driven chronic disease management and predictive healthcare services.

The Company’s data-driven healthcare framework aggregates diverse RWD sources, including data generated from wearable devices, RPM-systems, physician interactions, patient health management activities and healthcare payment-related insights. This multidimensional data ecosystem aims to create a continuous feedback loop that strengthens AI analytics capabilities and supports the development of deeper personalized healthcare solutions.

Pomdoctor believes that high-quality healthcare data is a fundamental asset for the next generation of AI-powered healthcare platforms. As more healthcare interactions occur within the ecosystem, the resulting real-world insights are expected to continuously improve AI models, enhance health risk analysis capabilities and enable more effective long-term chronic disease management.

Management Commentary

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented: “Data is a foundational asset of the future healthcare ecosystem. As AI reshapes healthcare delivery, the ability to collect, analyze and apply high-quality RWD will be pivotal to enabling predictive and personalized health management.

“At Pomdoctor, we are leveraging the extensive valuable data accumulated over years of operating our internet healthcare platform while continuing to build an integrated healthcare ecosystem that connects AI, wearables, RPM, physician networks and healthcare data assets. We believe this closed-loop ecosystem will continuously strengthen our AI capabilities, generate valuable real-world insights, and underpin sustained innovation.

“Looking ahead, we will advance our healthcare data strategy, expand our ecosystem partnerships, and enhance our technology capabilities as we pursue our vision of building a leading AI-enabled predictive healthcare infrastructure.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com